

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-3900
Fax (914) 921-5099
*www.gabelli.com*

# GAMCO Investors, Inc.

July 18, 2012

Mr. Douglas A. Starrett
Chief Executive Officer & President
The L.S. Starrett Company
121 Crescent Street
Athol, MA 01331

Dear Douglas,

Our firm owns 14.76% or 887,325 class A common shares on behalf of clients who have entrusted assets to us to manage. Since we continue to believe your shares are undervalued, we would like to purchase more.

Our firm's corporate governance policy, we are not for management, nor are we against management, and just like you, we remain committed to shareholder value.

Along those lines, our firm's corporate governance policy calls for shareholders to vote on poison pills.

To this point, GAMCO Investors, Inc. requests that the company removes its poison pill or amends its poison pill to increase the 15% ownership threshold referenced in the company's rights plan.

We look forward to maintaining a dialogue on this issue and all other corporate governance issues.

Respectfully Submitted

Sincerely,

Mario J. Gabelli
CIO

MJG:kw